AH 3/17/2004

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

04016058

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 2 2004 WASH., D.C. 158

| SEC FILE NUMBER |
|---|
| 8-66 93 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JOHN J. CARROLL and COMPANY

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 9th Avenue, Suite 303
(No. and Street)

Vero Beach, Florida 32960
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Carroll (772) 567-5238
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Toombs, Elam & Frank, CPAs
(Name — if individual, state last, first, middle name)

111 Orange Avenue, Suite 300, Fort Pierce, Florida 34950
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

# OATH OR AFFIRMATION

I, John J. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John J. Carroll & Company, as of December 31, ~~19~~X 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Linda S. Schmidt
Commission #DD201834
Expires: Apr 25, 2007
Bonded Thru
Atlantic Bonding Co., Inc

NOTARY PUBLIC STATE OF FLORIDA

[signature]
Signature

Proprietor
Title

[signature: Linda S Schmidt]
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS,
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
AND SUPPLEMENTAL INFORMATION

**JOHN J. CARROLL**
**d/b/a JOHN J. CARROLL & COMPANY**

December 31, 2003

## CONTENTS

Berger, Toombs, Elam
& Frank

Certified Public Accountants Chartered

SunTrust Bank Building
Suite 300
111 Orange Avenue
Fort Pierce, Florida 34950

772/461-6120
FAX: 772/468-9278

## Report of Independent Certified Public Accountants

To the Proprietor
Mr. John J. Carroll
d/b/a John J. Carroll & Company

We have audited the accompanying statement of financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2003, and the related statements of income and proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger, Toombs, Elam & Frank

Fort Pierce, Florida
January 29, 2004

John J. Carroll d/b/a John J. Carroll & Company
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2003

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 5,961 |
| Prepaid expenses | | 708 |
| Commissions receivable | | 735 |
| Securities owned at fair market value (cost - $131,339) | | 132,410 |
| Furniture, equipment and automobile, at cost, net of accumulated depreciation of $8,967 | | 4,083 |
| | $ | 143,897 |

## LIABILITIES AND PROPRIETOR'S CAPITAL

| | | |
|---|---|---|
| Commissions payable | $ | 274 |
| Proprietor's capital | | 143,623 |
| | $ | 143,897 |

*The accompanying notes are an integral part of this statement.*

John J. Carroll d/b/a John J. Carroll & Company

**STATEMENT OF INCOME AND CHANGES IN PROPRIETOR'S CAPITAL**

Year ended December 31, 2003

| | | |
|---|---|---|
| Revenue | | |
| Commissions | $ | 20,902 |
| Net realized and unrealized gain on securities | | 27,928 |
| Dividends and interest | | 4,479 |
| | | 53,309 |
| Expenses | | |
| Commissions | | 11,479 |
| Rent | | 7,230 |
| Accounting | | 2,000 |
| Dues, fees and subscriptions | | 1,460 |
| Other (including depreciation of $2,731) | | 8,376 |
| | | 30,545 |
| Net gain | | 22,764 |
| Proprietor's capital beginning of year | | 112,377 |
| Proprietor's contributions, net of withdrawals | | 8,482 |
| Proprietor's capital end of year | $ | 143,623 |

*The accompanying notes are an integral part of this statement.*

John J. Carroll d/b/a John J. Carroll & Company

**STATEMENT OF CASH FLOWS**

Year ended December 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net gain | $ 22,764 |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Depreciation | 2,731 |
| Realized and unrealized gain on securities | (27,928) |
| Changes in assets and liabilities: | |
| Decrease in commissions receivable | 18 |
| (Decrease) in commissions payable | (44) |
| Net cash used in operations | (2,459) |
| Cash flows from investing activities: | |
| Acquisition of automobile | (6,600) |
| Proceeds from sale of securities | 5,895 |
| Acquisition of securities | (6,729) |
| Net cash used in investing activities | (7,434) |
| Cash flows from financing activities: | |
| Capital contributions, net of withdrawals | 8,482 |
| Net cash provided by financing activities | 8,482 |
| Net decrease in cash | (1,411) |
| Cash - beginning of year | 7,372 |
| Cash - end of year | $ 5,961 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for interest | $ - |

The accompanying notes are an integral part of this statement.

### *NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

1. Marketable Securities

Marketable securities, held for investment, are recorded at quoted market prices. Unrealized gains and losses are included in the determination of net income. The aggregate market value of investment securities (determined on the basis of specific identification) was more than cost by $1,071 at December 31, 2003.

2. Furniture, Equipment and Automobile

Furniture, equipment and automobile consist of the following:

| | |
|---|---|
| Furniture and equipment, at cost | $ 6,450 |
| Automobile, at cost | 6,600 |
| | 13,050 |
| Less: Accumulated depreciation, using straight line and accelerated methods | ( 8,967) |
| | $ 4,083 |

3. Cash

For purposes of the statement of cash flows, cash and cash equivalents includes checking accounts.

4. Income Taxes

The Proprietorship is not a taxable entity and the results of its operations are includable in the tax return of the proprietor. Accordingly, no income tax provision is reflected in the accompanying financial statements.

### *NOTE B - ORGANIZATION*

John J. Carroll & Company, (Company) a nonclearing securities broker, is organized as a sole proprietorship. The primary business activities of the Company consist of buying and selling of securities for clients in the Vero Beach and Melbourne areas.

### *NOTE C - NET CAPITAL*

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule provides that a broker or dealer in securities is required to maintain a minimum "net capital" equal to the greater of its requirement as determined by classification or 6-2/3% of aggregate indebtedness. The "net capital" of the Company as of December 31, 2003 was $118,970 and its minimum requirement was $25,000 for 2003.

### *NOTE C - NET CAPITAL (continued)*

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2003):

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $118,509 |
| Audit adjustments, net | 461 |
| Net capital per computation | $118,970 |

### *NOTE D - SUBORDINATED LIABILITIES*

The Company did not have any liabilities subordinated to claims of general creditors as of December 31, 2003.

### *NOTE E - ACCOUNTING ESTIMATES*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# SUPPLEMENTAL INFORMATION

John J. Carroll d/b/a John J. Carroll & Company
**COMPUTATION OF NET CAPITAL**
Schedule I
Year Ended December 31, 2003

| | | |
|---|---|---|
| Proprietor's capital per statement of financial condition: | | $143,623 |
| Deduct: | | |
| Assets which cannot be readily converted into cash (non-allowable assets) | $ 4,791 | |
| Haircuts on securities | 19,862 | 24,653 |
| Net capital | | 118,970 |
| Minimum net capital | | 25,000 |
| Excess net capital | | $ 93,970 |

Berger, Toombs, Elam
& Frank

Certified Public Accountants Chartered

SunTrust Bank Building
Suite 300
111 Orange Avenue
Fort Pierce, Florida 34950

772/461-6120
FAX: 772/468-9278

Mr. John J. Carroll
d/b/a John J. Carroll & Company
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of John J. Carroll, d/b/a John J. Carroll & Company for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by John J. Carroll, d/b/a John J. Carroll & Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berger, Toombs, Elam & Frank

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2004